

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of KSG Advisors, LLC (Formerly Star America Capital Advisors, LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KSG Advisors, LLC (Formerly Star America Capital Advisors, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedule I (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of KSG Advisors, LLC (Formerly Star America Capital Advisors, LLC) as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of KSG Advisors, LLC's (Formerly Star America Capital Advisors, LLC) management. Our responsibility is to express an opinion on KSG Advisors, LLC's (Formerly Star America Capital Advisors, LLC) financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KSG Advisors, LLC (Formerly Star America Capital Advisors, LLC) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations, and is dependent upon on the future financing transactions to provide sufficient working capital to maintain continuity. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Star America Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of Star America Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as KSG Advisors, LLC's (Formerly Star America Capital Advisors, LLC) auditor since 2013.

KBL, LLP

KBL, LLP
New York, NY
February 15, 2021

535 Fifth Avenue, 30th Floor, New York, NY 10017   **212.785.9700**

KSG ADVISORS, LLC
(FORMERLY STAR AMERICA CAPITAL ADVISORS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$	159,075
Accounts receivable from parent company		8,375
Prepaid expenses		1,537
Total Assets	$	168,987

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	884
Accounts payable to affiliated company		141,667
Total Liabilities		142,551
Member's equity		26,436
Total Liabilities and Member's Equity	$	168,987

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

KSG Advisors, LLC (the "Company") (Formerly Star America Capital Advisors, LLC) was organized as a Limited Liability Company on September 23, 2011, in the state of New York and is a wholly owned subsidiary of Cardinal Group Holdings, LLC (FKA Star America Group Holdings, LLC), (the "Parent"). The company is a registered broker-dealer with the Securities and Exchange Commission (SEC). The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on April 9, 2012, the Central Registration Depository ("CRD") membership effective date. The Company earns fees from advisory services including merger and acquisitions, restructurings, valuations, and capital raising services for clients. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp ("SIPC"). On September 14, 2020, the Company changed its name to KSG Advisors, LLC (the "Company").

Going concern

The Company incurred a net loss of $578,613 for the year ended December 31, 2020 and losses in prior years. These conditions raise doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effect of the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

The Company's members are committed to provide required working capital to the Company in the future to sustain current operations and ensure the Company is in compliance with the minimum net capital requirements.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when the performance obligations are satisfied and expenses realized when the obligation is incurred.

Accounts Receivable
The Company extends unsecured credit to its customers in the normal course of business. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations.   Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end.   The determination of the amounts of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. As of December 31, 2020, the Company has recorded an allowance of $30,000 for potential non-collection.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Revenue Recognition
The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The Company's revenues are from fixed retainer fees, and management fees which are a percentage of the fees earned by its investment manager clients which are based on Assets Under Management. In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on May 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09.

The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company. Agreements with Asset Managers are multi-year contracts. The income is recognized as revenue in the respective months for which is when the performance obligations are satisfied. All of the revenue recognized for the year ended December 31, 2020 were related to retainer fees on transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising Costs

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Income Taxes

The Company is a New York single member LLC and is considered a disregarded entity for federal and state income tax purposes and is therefore required to be treated as a division of another entity. The Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

3. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2020, one customer accounted for 100% of the Company's revenue.

4. NET CAPITAL

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 8 to 1, in the first year of membership, and 15 to 1 thereafter.

As of December 31, 2020, the Company had net capital of $16,525, which was $7,022 in excess of FINRA minimum net capital requirement of $9,503. The Company's aggregate indebtedness to net capital ratio was 8.63 to 1 as of December 31, 2020.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC.

5. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent whereby the Parent pays certain administrative expenses, such as salaries, rent and insurance, on behalf of the Company for which the Parent is reimbursed. Additionally, the Company and Parent may, from time to time, work collaboratively whereby the Parent provides pricing and consultancy support to the Company, and will charge the Company for chargeable and recoverable hours worked, in accordance with the terms of the Agreement. The Company reimburses the Parent for these expenses. As of December 31, 2020, the Company had a total of $420,955 in reimbursable expenses in which it reimbursed the Parent a total of $250,000. The Parent forgave a total of $67,083 of these expenses which has been included in member's contributions on the accompanying statement of changes in member's equity. The Company prepaid reimbursable expenses to the Parent in the amount of $8,375 which has been included in Accounts Receivable from Parent Company on the accompanying statement of financial condition.

Additionally, the Company has an agreement with American Global, LLC (the "Affiliate") in place where the Affiliate pays the salary of certain representatives on behalf of the Company for which the Affiliate is reimbursed. As of December 31, 2020, the Company had a total of $100,000 in expenses due to the Affiliate. This total amount has not yet been reimbursed and is included in Accounts Payable to the Affiliate Company on the accompanying statement of financial condition, in the amount of $141,667.

6. COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

Lease Commitments

The Company subleases its corporate office facility from Cardinal Group Holdings, LLC. The rent expense for the period January 1, 2020 through December 31, 2020 was $36,000.

Assumptions Used to develop $3000 Base Rent:

1) 2 Offices at $1,000 per month & 3 cubes $350 per cube (Market rate for Long Island)
2) $450 Telephone / General Office Supplies charge
3) $500 Monthly book keeping charge

7. SIPC RECONCILIATION REQUIREMENT

Securities Exchange Act ("SEA") Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

8. COVID-19

During the year of 2020, Coronavirus Disease (COVID-19) has begun causing major disruptions to the economy. The financial impacts to the Company will likely result in significantly reduced revenues for at least the first quarter of 2021, and possibly beyond. Management is monitoring the situation closely and expects to make needed changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company.

9. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2020, and February 15, 2021, when the financial statements were issued. There were no transactions or events that required disclosure as subsequent events.